                                                      EXHIBIT 1
                                                   NEWS RELEASE



        AK STEEL REPORTS OPERATING PROFIT OF $50 PER TON
                   FOR SECOND QUARTER OF 1998

   MIDDLETOWN, OH, JULY 16, 1998 -- AK Steel (NYSE: AKS) reported earnings of $33.4 million, or $0.56 per diluted share of common stock, for the second quarter of 1998. Operating profit, a key industry measure, was $50 per ton for the quarter. Revenues for the 1998 second quarter were $612 million on shipments of 1,172,000 tons. AK Steel's shipments to automotive customers, 607,000 tons in the second quarter of 1998, were the second highest on record, and just slightly lower than the company's record automotive shipments of 616,000 tons shipped in the first quarter of 1998.

   "In addition to delivering another outstanding quarter for our shareholders, the period was celebrated by the early start of hot-dip galvanizing operations at our new Rockport Works facility," said Richard
M. Wardrop, Jr., chairman and chief executive officer.

   Operations at AK Steel's Rockport Works began June 16, nearly three months ahead of schedule, with the start of the hot-dip galvanizing line. The line was originally scheduled to begin production in the third quarter of 1998. The company affirmed that the Rockport Works continuous carbon/stainless cold mill remains ahead of schedule, and may begin operations in the fourth quarter of 1998. The original schedule called for production to begin in the first quarter of 1999.

   For the first six months of 1998, AK Steel earned $61.8 million, or $1.03 per diluted share of common stock. First half revenues were $1.2 billion on shipments of 2.3 million tons in the period. Operating profit was $112.5 million for the first half, or $50 per ton.

Dividend Declared

   The company also said its board of directors declared a quarterly common stock dividend of $0.125 per share, payable on August 17, 1998, to shareholders of record on July 21, 1998.

   AK Steel produces flat-rolled steel for automotive, appliance, construction and manufacturing markets and employs about 5,800 people. Note to Editors: Previous earnings and other information about AK Steel company is available on the company's web site at www.aksteel.com.


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

      AK Steel Statement of Income & Earnings Per Share Data
               ($ Millions except per share data)

                            Three Months Ended  Six Months Ended
                                 June 30,           June 30,
                             1998       1997     1998      1997
                             ----       ----     ----      ----

Shipments (000 tons)         1,172      1,174    2,260     2,320

Net Sales                    $612.0     $622.6   $1,200.2  $1,221.4

Cost of Products Sold         503.0      500.7      986.6     981.6
Selling and Administrative     29.5       28.3       58.7      56.7
  Expense
Depreciation                   21.2       19.9       42.4      39.9
                             -------    -------   -------   -------

Total Operating Costs         553.7      548.9    1,087.7   1,078.2
                             -------    -------   -------   -------

Operating Profit               58.3       73.7      112.5     143.2

Interest Expense               11.6       19.4       27.3      41.1
Other Income                    6.0        9.0       12.9      17.3
                             -------    -------   -------   -------

Income Before Income Taxes     52.7       63.3       98.1     119.4
Income Tax Provision           19.3       24.3       36.3      45.9
                             -------    -------   -------   -------

Net Income                     33.4       39.0       61.8      73.5
Less Preferred Dividends        --         2.6        --        5.2
                             -------    -------    ------   -------
Net Income Applicable to
 Common Stock                 $33.4     $ 36.4     $ 61.8     $68.3
                             -------    -------    ------   -------
                             -------    -------    ------   -------



                           Earnings Per Share Data
                            (Shares in Thousands)


Three Months Ended June 30,            1998        1997
                                       ----        ----

Basic Earnings Per Share               $ 0.56      $ 0.68
Diluted Earnings Per Share             $ 0.56      $ 0.63
Weighted Average Shares
  Outstanding - Basic                  59,246      53,425
Weighted Average Shares
  Outstanding - Diluted                59,584      62,022


Six Months Ended June 30,              1998        1997
                                       ----        ----

Basic Earnings Per Share               $1.04       $1.28
Diluted Earnings Per Share             $1.03       $1.18
Weighted Average Shares
  Outstanding - Basic                  59,585      53,449
Weighted Average Shares
  Outstanding - Diluted                59,893      62,129



-------------------------------
Restated giving effect for a two-for-one common stock split
effective November 17, 1997

                                5